EXHIBIT 4.3
DESCRIPTION OF REGISTRANT’S SECURITIES
The following summary describes the material provisions of ChargePoint Holdings, Inc. (“ChargePoint”, “us” or “we”) capital stock. Because it is only a summary, it may not contain all the information that is important to an investor in our securities. We urge you to read our Charter in its entirety for a complete description of the rights and preferences of our Common Stock and the applicable warrant agreement for a description of the terms of the Legacy Warrants. Defined terms used and not defined herein shall have the meaning ascribed to such terms in our Annual Report on Form 10-K.
Authorized and Outstanding Stock
Our Charter authorizes the issuance of 1,000,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, each with a par value of $0.0001 per share.
Common Stock
Dividend Rights
Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of funds legally available if the Board, in its discretion, determines to issue dividends and only then at the times and in the amounts that the Board may determine.
Voting Rights
The holders of our Common Stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our Charter and A&R Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights
Our Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Common Stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
We are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any associated qualifications, limitations or restrictions. The Board also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of

Exhibit 4.3
delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our Common Stock and the voting and other rights of the holders of Common Stock.
Certificate of Incorporation and Bylaw Provisions
The Charter and A&R Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the management team, including the following:
•Board of Directors Vacancies. The Charter and A&R Bylaws authorizes the Board to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting the Board will be set only by resolution adopted by a majority vote of the entire Board. These provisions will prevent a stockholder from increasing the size of the Board and gaining control of the Board by filling the resulting vacancies with its own nominees.
•Classified Board. The Charter and A&R Bylaws provide that the Board is classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the Board for cause and only by the approval of 66 2/3% of the then-outstanding shares of Common Stock.
•Stockholder Action; Special Meeting of Stockholders. The Charter provides that stockholders will not be able to take action by written consent and will only be able to take action at annual or special meetings of the stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. The A&R Bylaws further provides that special meetings of the stockholders may be called only by a majority vote of the entire Board, the chairman of the Board or the chief executive officer.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. The A&R Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. The A&R Bylaws also specifies certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude the stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the meetings of stockholders.
•Issuance of Undesignated Preferred Stock. The Board has the authority, without further action by the holders of Common Stock, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of preferred stock will enable the Board to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
Transfer Agent
The Transfer Agent for our Common Stock is Continental Stock Transfer & Trust Company.
Anti-Takeover Provisions
Delaware Law
ChargePoint is governed by the provisions of Section 203 of the Delaware General Corporations Law (“DGCL”) regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a merger, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

Exhibit 4.3
•the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;
•upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•subsequent to such time that the stockholder became an interested stockholder the merger is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Forum Selection Clause
The Charter provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if the Court of Chancery does not have jurisdiction, the state or federal courts located in the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for : (a) any derivative action brought on behalf of ChargePoint; (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or other employee of ChargePoint to ChargePoint or to ChargePoint’s stockholders; (c) any action arising pursuant to any provision of the DGCL, the Charter or our A&R Bylaws (as the foregoing may be amended, modified, supplemented and/or restated from time to time); (d) any action asserting a claim against ChargePoint or any director, officer or other employee of ChargePoint governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, (i) any action as to which the Court of Chancery determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination) and (ii) any action asserted to enforce any liability or duty created by the Securities Act, the Exchange Act or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal or concurrent federal and state jurisdiction. In addition, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act.
Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of Common Stock shall be deemed to have notice of and consented to these exclusive forum provisions and will not be deemed to have waived ChargePoint’s compliance with the federal securities laws and the regulations promulgated thereunder.
Warrants
Legacy Warrants
Legacy ChargePoint had outstanding warrants to purchase shares of Legacy ChargePoint Common Stock and Legacy ChargePoint Preferred Stock, which converted into warrants to purchase ChargePoint Common Stock in connection with the closing of the Merger. As of January 31, 2023, the terms of such Legacy Warrants are as follows:

Exhibit 4.3

	Outstanding Warrants		Expiration Date
	Number of Warrants	Exercise Price
Common Stock	20,922,215	$6.03	7/31/2030 – 8/4/2030
Common Stock	13,577,221	$9.04	11/16/2028 – 2/13/2029
Total outstanding common stock warrants	34,499,436
The number of shares purchasable upon exercise of the Legacy Warrants are subject to standard anti-dilution provisions but the aggregate exercise price payable for the total number of Legacy Warrant shares purchasable under the Legacy Warrant (as adjusted) shall remain the same.
Convertible Securities
2027 Convertible Notes
In April 2022, we completed a private placement of $300.0 million aggregate principal amount of unsecured Convertible Senior PIK Toggle Notes (the “2027 Convertible Notes”), which will mature on April 1, 2027. The 2027 Convertible Notes were sold in a private placement in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) provided by Section 4(a)(2) of the Securities Act. As of March 31, 2023, the entire $300.0 million aggregate principal amount of the 2027 Convertible Notes was outstanding.
The 2027 Convertible Notes bear interest at 3.50% per annum, to the extent paid in cash (“Cash Interest”), and 5.00% per annum, to the extent paid in kind through the issuance of additional 2027 Convertible Notes (“PIK Interest”). Interest is payable semi-annually in arrears on April 1st and October 1st of each year, beginning on October 1, 2022. We can elect to make any interest payment through Cash Interest, PIK Interest or any combination thereof.
The 2027 Convertible Notes are convertible, based on the applicable conversion rate, into cash, shares of our Common Stock or a combination thereof, at our election. The initial conversion rate was 41.6119 shares per $1,000 principal amount of the 2027 Convertible Notes, subject to customary anti-dilution adjustment in certain circumstances, which represented an initial conversion price of approximately $24.03 per share.
Prior to the close of business on the business day immediately preceding January 1, 2027, the 2027 Convertible Notes will be convertible at the option of the holders only upon the occurrence of specified events and during certain periods, and will be convertible on or after January 1, 2027, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date of the 2027 Convertible Notes.
Holders of the 2027 Convertible Notes may convert all or a portion of their 2027 Convertible Notes prior to the close of business on January 1, 2027, only under the following circumstances:
•during any calendar quarter commencing after the calendar quarter ending on September 30, 2022, if our closing Common Stock price for at least 20 trading days out of the most recent 30 consecutive trading days of the preceding calendar quarter is greater than or equal to 130% of the current conversion price of the 2027 Convertible Notes on each applicable trading day;

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•during the five business days period after any ten consecutive trading days in which, if the trading price per $1,000 principal amount of 2027 Convertible Notes for each trading day of such ten consecutive trading day period is less than 98% of the product of our closing Common Stock price and the conversion rate of the 2027 Convertible Notes on each such trading day;
•if we call the 2027 Convertible Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or
•upon the occurrence of specified corporate events, including certain distributions, the occurrence of a fundamental change or a transaction resulting in our Common Stock converting into other securities or property or assets.
The 2027 Convertible Notes will be redeemable, in whole or in part, at our option at any time on or after April 21, 2025, and before the 41st scheduled trading day immediately before the maturity date. The redemption price will be equal to the aggregate principal amount of the 2027 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, a holder may elect to convert its 2027 Convertible Notes during any such redemption period, in which case the applicable conversion rate may be increased in certain circumstances if 2027 Convertible Notes are converted after they are called for redemption.
Additionally, if we undergo a fundamental change or a change in control transaction (each such term as defined in the indenture governing the 2027 Convertible Notes), subject to certain conditions, holders may require us to purchase for cash all or any portion of their 2027 Convertible Notes. The fundamental change repurchase price will be 100% of the capitalized principal amount of the 2027 Convertible Notes, while the change in control repurchase price will be 125% of the capitalized principal amount of the 2027 Convertible Notes to be purchased, in each case plus any accrued and unpaid interest to, but excluding, the repurchase date.
The indenture governing the 2027 Convertible Notes includes a restrictive covenant that, subject to specified exceptions, limits the ability of us and our subsidiaries to incur secured debt in excess of $750.0 million. In addition, the indenture governing the 2027 Convertible Notes contains customary terms and covenants, including certain events of default in which case either the trustee or the holders of at least 25% of the aggregate principal amount of the outstanding 2027 Convertible Notes may declare 100% of the principal of, and accrued and unpaid interest, if any, on, all the 2027 Convertible Notes to be due and payable immediately.
Registration Rights
Switchback and Legacy ChargePoint Stockholders’ Registration Rights
In connection with the closing of the Merger, ChargePoint and the holders of registration rights in Switchback and Legacy ChargePoint entered into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement” and such holders the “Registration Rights Holders”). In certain circumstances, the Registration Rights Holders can demand up to four underwritten offerings and will be entitled to customary piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by ChargePoint if it fails to satisfy any of its obligations under the A&R Registration Rights Agreement.
ChargePoint and former stockholders of has•to•be gmbh Registration Rights
In accordance with the consummation of the acquisition of has•to•be gmbh on October 6, 2021, ChargePoint and the former holders of has•to•be gmbh stock (the “HTB Registration Rights Holders”) entered into a registration rights agreement (the “HTB Registration Rights Agreement”) to register for resale the shares of ChargePoint Common Stock issued to the HTB Registration Rights Holders (the “Issued Shares”). The HTB Registration Rights Agreement required ChargePoint to file a “shelf” registration statement under the Securities Act to permit the resale of the Issued Shares held by the HTB Registration Rights Holders (the “Shelf Registration Statement”). ChargePoint is required to use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the Shelf Registration Statement is

Exhibit 4.3
available or that another registration statement is available, for the resale of all the Issued Shares until the earliest of (i) two years after October 6, 2021, (ii) all of the Issued Shares and any securities issued or issuable with respect to the Issued Shares by way of distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise have ceased to be registrable securities, and (iii) the earlier termination of the HTB Registration Rights Agreement (as to all holders).
Holders of 2027 Convertible Notes Registration Rights
In connection with our sale in a private placement of the 2027 Convertible Notes in April 2022, ChargePoint, Legacy ChargePoint and the holders of such 2027 Convertible Notes (the “Noteholders”) entered into an Investment Agreement (the “Investment Agreement”) to register for resale the shares of ChargePoint Common Stock underlying the 2027 Convertible Notes (collectively, the “Convertible Note Shares”).
The Investment Agreement required ChargePoint to use reasonable efforts to file a “shelf” registration statement under the Securities Act (the “Notes Registration Statement”) to register for resale the Convertible Note Shares. ChargePoint is required to use its reasonable efforts to cause the Notes Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the Notes Registration Statement is available, for the resale of all Convertible Note Shares until the earliest of (i) the date all of the Convertible Note Shares have been sold pursuant to the Notes Registration Statement, (ii) the date all Convertible Note Shares otherwise cease to be registrable securities, (iii) the date on which, following the maturity date of the 2027 Convertible Notes and subject to certain other conditions, the Convertible Note Shares that remain registrable securities represent less than $25 million by value in the aggregate and (iv) one year after the maturity date of the Notes.
Listing of Securities
Our Common Stock is listed on the NYSE under the symbol “CHPT”.